CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 333-100329 on Form S-8 of our report (which audit report expresses an unqualified opinion and includes an explanatory paragraph referring to our consideration of internal control over financial reporting) dated March 17, 2006 on the consolidated financial statements of Zi Corporation appearing in this Annual Report on Form 20-F of Zi Corporation for the year ended December 31, 2005.

/s/ Deloitte & Touche, LLP

Deloitte & Touche, LLP

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 31, 2006